Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Accenture plc:

We consent to the use of our report dated October 19, 2009, with respect to the Consolidated Balance sheets of Accenture Ltd (the predecessor issuer) as of August 31, 2009 and 2008, and the related Consolidated Statements of Income, Shareholders’ Equity and Comprehensive Income, and Cash Flows for each of the years in the three-year period ended August 31, 2009, and the effectiveness of internal control over financial reporting as of August 31, 2009, which appears in the August 31, 2009 annual report on Form 10-K of Accenture plc, incorporated herein by reference.

Our report states that Accenture Ltd (the predecessor issuer), as of September 1, 2007, changed its method of accounting for uncertain tax positions and as of August 31, 2007, changed its method of accounting for defined benefit pension and other post retirement plans.

/s/ KPMG LLP

Chicago, Illinois

February 4, 2010